Exhibit 12.1

THE CHUBB CORPORATION

COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES

	Years Ended December 31
	2010	2009	2008	2007	2006
	(in millions except for ratio amounts)

Income from continuing operations before provision for income taxes	$2,988	$2,962	$2,407	$3,937	$3,525
Less:
Income (loss) from equity investees	340	(9)	(14)	390	266
Add:
Interest expensed	248	248	240	206	134
Capitalized interest amortized or expensed	2	2	8	12	32
Portion of rents representative of the interest factor	28	29	31	31	32
Distributions from equity investees	125	51	166	151	72

Income as adjusted	$3,051	$3,301	$2,866	$3,947	$3,529

Fixed charges:
Interest expensed	$248	$248	$240	$206	$134
Portion of rents representative of the interest factor	28	29	31	31	32

Fixed charges	$276	$277	$271	$237	$166

Ratio of consolidated earnings to fixed charges	11.05	11.92	10.58	16.65	21.26